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                              February 18, 2022

       Meg O   Neill
       Chief Executive Officer
       Woodside Petroleum Ltd.
       Mia Yellagonga, 11 Mount St.
       Perth, Western Australia 6000
       Australia

                                                        Re: Woodside Petroleum
Ltd.
                                                            Amendment No. 1 to
Draft Registration Statement of Form F-4
                                                            Submitted February
2, 2022
                                                            CIK No. 0000844551

       Dear Ms. O   Neill:

             We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Amendment No. 1 to Draft Registration Statement on Form F-4

       Management's Discussion and Analysis of Financial Condition and Results of Operations of
       BHP Petroleum
       Business Overview, Strategy and Key Performance Drivers
       BHP Petroleum costs, page 289

   1. We note your response to prior comment 23 indicates that net costs is a non-GAAP measure defined as
"revenue less underlying EBITDA excluding freight and other costs, depending on the nature
of each asset." As your net costs are used to calculate petroleum unit costs, please
clarify how your current definition is consistent with its use as a cost measure, specifically
addressing why revenue and profit measure components are
 Meg O   Neill
FirstName LastNameMeg
Woodside Petroleum Ltd. O   Neill
Comapany18,
February  NameWoodside
            2022         Petroleum Ltd.
February
Page 2 18, 2022 Page 2
FirstName LastName
         incorporated into the definition. We also note that you have revised your disclosure to present a reconciliation of this non-GAAP measure to "Expenses excluding Finance
         Costs" on page 289. Please tell us how you have considered this revised presentation in describing how this non-GAAP measure is calculated.
Audited Consolidated Financial Statements of Woodside Petroleum Ltd.
Notes to the Consolidated Financial Statements
B.3 Oil and gas properties
Depreciation and amortisation, page F-29

2. We note your response to prior comment 25 indicating that your depletion base used in your units-of-production calculation does not include estimated future development costs necessary to bring probable reserves into production. As transferred exploration and evaluation and offshore plant and equipment are depleted using the units of production basis over proved plus probable reserves or proved reserves for late life assets, please cite the accounting literature that supports your rationale for excluding estimated future development costs to access the probable reserves in your depletion base. In this regard, we note that your disclosure at footnote 3(b) to your pro forma financial statements at page 130 indicates that you employ the units of production method calculated in accordance with the successful efforts method of accounting. However the successful efforts method only allows for the amortization of acquisition costs over proved reserves and depletion of development costs over proved developed reserves and does not incorporate probable reserves in its calculation.
Exhibits

3. We note the various indebtedness described under "Description of Certain Indebtedness"
         on page 309. Please file any such material agreements or tell us why you do not believe any such agreement is material. See Item 21(a) of Form F-4 and Item 601(b)(10) of
         Regulation S-K.


General

4. We note your revised disclosure in response to comment 29, in which you disclose
         that Woodside Shares issued under the Share Sale Agreement (the    New
Woodside
         Shares   ) will be issued by Woodside to BHP to be distributed by BHP to eligible holders
         of ordinary shares of BHP Group Ltd, via an in-specie dividend, or to a nominee appointed by BHP following consultation with Woodside to receive and sell New
         Woodside Shares comprising the Share Consideration attributable to the Ineligible
         Foreign BHP Shareholders and Relevant Small Parcel BHP Shareholders. Please provide an analysis explaining whether BHP would be participating in the distribution of the New
         Woodside Shares within the meaning of Section 2(a)(11) of the Securities Act of 1933.
 Meg O   Neill
Woodside Petroleum Ltd.
February 18, 2022
Page 3

       You may contact Sandra Wall, Petroleum Engineer, at 202-551-6001 or John Hodgin,
Petroleum Engineer, at 202-551-3699 on engineering matters. Please contact Joanna Lam, Staff
Accountant, at 202-551-3476 or Craig Arakawa, Accounting Branch Chief, at 202-551-3650 if
you have questions regarding comments on the financial statements and related matters. Please contact Kevin Dougherty, Staff Attorney, at 202-551-3271, or Loan Lauren Nguyen, Legal
Branch Chief, at 202-551-3642 with any other questions.



                                                          Sincerely,
FirstName LastNameMeg O   Neill
                                                          Division of
Corporation Finance
Comapany NameWoodside Petroleum Ltd.
                                                          Office of Energy &
Transportation
February 18, 2022 Page 3
cc:       Scott D. Rubinsky
FirstName LastName